PE
4-30-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of April 2002

HITACHI, LTD.

(Translation of Registrant's Name Into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___×___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___×___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HITACHI, LTD.
(Registrant)

Date May 13, 2002

By Kazuo Kumagai
Kazuo Kumagai
Executive Vice President and Director

FOR RELEASE

Contact: David Yaun
IBM Corporation
914-499-6523
dyaun@us.ibm.com

Yasuo Hirano
Hitachi, Ltd.
+81-3-3258-2057
yasuo_hirano@hdq.hitachi.co.jp

HITACHI AND IBM AGREE TO STRATEGIC STORAGE ALLIANCE
Plans Call for Combined HDD Operations, Collaboration on Systems Interoperability

TOKYO, Japan and ARMONK, New York -- April 17, 2002 -- Hitachi, Ltd. (NYSE:HIT, TSE: 6501) and IBM today announced plans to form a strategic business alliance designed to accelerate the delivery of advanced storage technologies and products to market.

Under the terms of the preliminary agreement, the companies plan a multi-year alliance to research and develop new open standards-based technologies for next-generation storage networks, systems and solutions.

In addition to, and separate from, the systems alliance, the two companies intend to combine various hard disk drive (HDD) operations into a new standalone, joint venture company, integrating their world-class research, development and manufacturing operations, as well as related sales and marketing teams. Upon completion of negotiations, Hitachi is expected to hold 70 percent of the joint venture and make a payment to IBM for its HDD assets.

"Strong hardware is essential to our company-wide efforts to enhance solutions operations," said Yoshiro Kuwata, Executive Vice President and Director, Hitachi, Ltd. "Now, with the top-quality hard-disk drive and RAID hardware made possible through this alliance with IBM, we will strive to be a world leader in this increasingly competitive industry. Use of HDDs is expanding, not only in PCs, servers and RAID systems, but also in a wide range of emerging digital appliances. As such, it is a critical component in a broad range of important current and next-generation Hitachi products."

"Our two companies believe that the evolving nature of the storage industry is creating tremendous opportunity," said Nicholas Donofrio, IBM senior vice president, corporate technology and manufacturing. "On the high end, customers of storage systems are increasingly demanding interoperability, ease of storage management, and better

-more-cost/performance. Our commitment to promote open standards will speed the pace of innovation and each company's ability to deliver powerful, cost-effective storage systems and networking technology to the enterprise. Vendors that stay on the proprietary path risk being left behind.

"On the other hand, the disk drive industry is extremely competitive and coping with many issues," said Donofrio. "There, the winners will be companies that can combine true technical leadership with global economies of scale. That's what this joint venture is intended to accomplish."

Central to the storage systems alliance, the two companies plan a common approach to virtualization, based on IBM technology, that will allow users to more easily manage all their networked storage systems as a single resource. In addition, Hitachi and IBM intend to jointly develop high-performance technologies and functionality for next-generation high-end storage systems and solutions.

Hitachi and IBM will continue to drive interoperability and open standards for the management of multi-vendor networks. In conjunction with existing standards body initiatives, the companies intend to deploy the emerging Common Information Model (CIM) standard for better storage management.

Separately, and subject to the successful completion of negotiations and applicable regulatory processes, the joint venture will combine selected Hitachi and IBM disk drive assets, including employees, facilities and intellectual property. Both Hitachi and IBM expect to source a major portion of their HDD supply from the joint venture. The joint venture will be based in San Jose, California. The new company's management team is expected to include executives from both companies.

"By bringing together the world-class HDD research and development capabilities of Hitachi and IBM, the joint venture should expand the market for new digital appliances and more quickly bring to market advanced product offerings," said Kuwata. "We also expect customers will benefit from the improved efficiencies of our combined business operations."

Hitachi and IBM expect to announce further details of the alliance at a later date.

Hitachi and IBM have an established history of business cooperation. Most recently, the two companies have conducted joint development and manufacturing activities in server operations.

# # #

ADDITIONAL HITACHI PRESS CONTACTS:
Japan: Tsuyoshi Miyata, Hirotaka Ohno
Hitachi, Ltd.
Tel: +81-3-3258-2057
tsuyoshi_miyata@hdq.hitachi.co.jp
hirotaka_ohn@hdq.hitachi.co.jp

Singapore: Yuji Hoshino
Hitachi Asia Ltd.
Tel: +65-231-2522
yhoshino@has.hitachi.com.sg

US: Masahiro Takahashi
Hitachi America, Ltd.
Tel: +1-650-244-7902
masahiro.takahashi@hal.hitachi.com

UK: Kantaro Tanii
Hitachi Europe Ltd.
Tel: +44-1628-585379
kantaro.tanii@hitachi-eu.com

HITACHI
Inspire the Next

UNISIA JECS

FOR IMMEDIATE RELEASE

Contacts:
Hitachi, Ltd.
Yasuo Hirano
+81-3-3258-5538
yasuo_hirano@hdq.hitachi.co.jp

Keisaku Shibatani
+81-3-3258-2057
keisaku_shibatani@hdq.hitachi.co.jp

UNISIA JECS CORPORATION
Masaichi Katou
+81-46-225-8025
masaichi_katou@unisiajecs.co.jp

Hitachi, Ltd. to Make UNISIA JECS CORPORATION a Wholly Owned Subsidiary
Share exchange will consolidate management, strengthening automotive products business

TOKYO, Japan, April 18, 2002 -- Hitachi, Ltd. (TSE: 6501, NYSE: HIT, "Hitachi") and UNISIA JECS CORPORATION (TSE: 7275, "UNISIA JECS") today announced that in accordance with a memorandum of understanding signed by their respective boards of directors, Hitachi, Ltd. will make UNISIA JECS a wholly owned subsidiary through an exchange of shares. The transaction is being made to strengthen the companies' automotive products businesses.

Hitachi currently holds 16.7% of UNISIA JECS ' equity. Integrating their operations will enable the two companies to implement speedy and effective development of the business, further strengthening their competitiveness in the growing automotive products business.

The share exchange agreement will be concluded towards the end of May 2002, and, upon approval at Unisia Jecs' ordinary general meeting of shareholders, which is scheduled to take place in late June, the share exchange transaction is expected to take place on October 1, 2002. Also on October 1, UNISIA JECS will change its corporate name to Hitachi-Unisia Automotive, Ltd. As a result of the share exchange, shares of UNISIA JECS will be delisted as of September 25, 2002.

1. Gist of the agreement
The Hitachi Group's goal is to be a global supplier able to provide comprehensive solutions based on information systems services and social infrastructure systems. Hitachi is implementing a consolidated management policy that includes reorganization of businesses, alliances, mergers and acquisitions. This will ensure that subsidiaries engaged in core hardware and other business areas essential to this goal, are wholly-owned members of the Hitachi Group.

The purpose of making UNISIA JECS a wholly owned subsidiary is to further expand the automotive products business. This encompasses solutions for enhancing comfortable and convenient life, and ecologically green solutions, where the Hitachi Group has set its strategic targets.

With UNISIA JECS as a wholly owned subsidiary, the Hitachi Group can combine technology related to basic automotive functions, such as braking and steering, with Hitachi's motor actuator and engine control technology and cutting-edge IT and electronics technologies, which is needed to enter the ubiquitous information society. In areas ranging from fuel cells, electric automobiles, hybrid cars and other environmentally-friendly power-train technologies to integrated vehicle control and telematics services, advanced technologies will be indispensable to automobiles in the ubiquitous information society. This transaction will make it possible for the Hitachi Group to meet the future needs of the automotive industry in its quest for new technologies that combine mechatronics, electronics and IT.

The Hitachi Group will also use this transaction as an opportunity to further strengthen the automotive parts business through its R&D and financial capabilities, personnel deployment and automotive business.

2. The advantages of making UNISIA JECS a wholly owned automotive-parts subsidiary

Engine control equipment, electric vehicle drive systems, on-board information devices (electronic toll collection (ETC) systems and vehicle information and communication systems (VICS)) and electrical equipment for vehicles are just some of the automotive product areas in which the Hitachi Group is involved. In recent years, the group has been expanding operations in a number of other important sectors. These include electric power-trains and low-emission engines, which relate to the environment, adaptive cruise control systems; electric brakes, which relate to safety and driving comfort; and information-related products, such as car navigation and telematics systems.

A broad-based development of operations is under way, covering the car navigation and telematics business of Xanavi Informatics Corporation (which became a wholly-owned subsidiary in December 2000) to the Semiconductor & Integrated Circuits Group's automotive semiconductor business, as well as materials, functional parts, infrastructures and solutions of many other business groups and affiliated companies.

UNISIA JECS manufactures automotive systems and components that underpin every area of basic vehicle function: engine, drive train, suspension, steering and brakes. It has advanced technology for combining mechanical, hydraulic and electronic control systems, and application engineering to vehicles. In recent years, amid an increasing emphasis on environmental conservation and safety, UNISIA JECS has been expanding operations in the areas of Valve Timing Control systems (VTC), steering systems and brake systems.

In April 1999, Hitachi took an equity position in UNISIA JECS as part of an alliance between the two companies relating to vehicle control in an Intelligent Transport System (ITS). Since then, UNISIA JECS has been a valuable partner in the automotive parts business, working with Hitachi on the joint development and marketing of a number of products, including engine control equipment and the new area of adaptive cruise control systems.

With UNISIA JECS as a wholly owned subsidiary, the Hitachi Group can combine Hitachi's sensor-based information verification and advanced electronic control technologies with UNISIA JECS ' world-class brake and steering technologies and application engineering to vehicles. This will greatly enhance the group's competitiveness in such areas as electric brake products and adaptive cruise control systems.

In some areas such as engine control equipment where there is some overlap between the two companies' operations, it will be possible to increase efficiency by concentrating investment in development and centralizing production equipment, thus strengthening engineering capabilities and boosting cost-competitiveness.

As a leading presence in automotive areas relating to ecology, safety, driving comfort and information systems, the Hitachi Group will be able to develop and provide products that combine enhanced automotive functionality with convenience.

Looking to the future, to expand this area of operations and become more competitive, the two companies will focus on making effective use of their domestic and international networks, as well as on building an optimized business system, including through alliances inside and outside the Hitachi Group, that will enable them to provide solutions that meet customers' requirements.

3. Share Exchange Terms and Conditions

(1) Schedule (provisional)

April 18, 2002	Board of directors approves memorandum of understanding for share exchange
April 18, 2002	Signing of memorandum of understanding for share exchange
Late May, 2002	Board of directors to approve share exchange agreement
June 27, 2002	Shareholder approval of share exchange agreement (ordinary general meeting of shareholders of UNISIA JECS)
September 25, 2002	Delisting of UNISIA JECS from Tokyo Stock Exchange
October 1, 2002	Exchange of shares

In accordance with the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan, Hitachi shall perform the share exchange with UNISIA JECS without the approval of Hitachi's general meeting of shareholders.

(2) Ratio of Exchange

Hitachi requested Nomura Securities Co., Ltd. ("Nomura Securities"), UNISIA JECS requested Mizuho Securities Co., Ltd. ("Mizuho Securities") to calculate the ratio for the exchange of shares. The results of these calculations were referred to in discussions between the two companies, which agreed to the ratio shown below. The following ratio may be subject to change following discussions between the parties in the event that there should arise any significant change in the terms and conditions used to arrive at the ratio.

Company	Hitachi	UNISIA JECS
Share exchange ratio	1	0.197

Notes:

a) Share allocation ratio
There will be an allocation of 0.197 shares of Hitachi stock per share of UNISIA JECS stock. However, there will be no allocation of shares with respect to UNISIA JECS stock held by Hitachi.

b) Result, method and basis of calculation by third-party institution
Nomura Securities used the market price analysis to evaluate Hitachi, and the market price analysis, discounted cash flow (DCF) analysis and the comparable companies analysis to evaluate UNISIA JECS. The results were used as a basis for calculating the share exchange ratio.
Mizuho Securities used the market price analysis and the comparable companies analysis to evaluate Hitachi, and the market price analysis, the comparable companies analysis and discounted cash flow (DCF) analysis to evaluate UNISIA JECS. The results were used as a basis for calculating the share-exchange ratio.

c) Number of Hitachi shares to be issued for the exchange:
25,143,245 ordinary shares

d) Date from which the dividend on the new shares is calculated:
October 1, 2002

e) Hitachi may use its treasury stock in substitution for a part of Hitachi's shares to be issued for the exchanges.

4. Outline of Each Company

Trade Name	Hitachi, Ltd. (Parent)		UNISIA JECS CORPORATION (Subsidiary)
Business	Development, manufacture, sales and services of information electronics, power and industrial systems, home electronics, material and others.		Manufacture and sales of automotive parts, industrial machinery, electric machinery and others.
Date established	February 1, 1920 (Founded 1910)		May 1, 1956
Head Office	6, kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo, Japan		1370 Onna Atsugi, Kanagawa Prefecture, Japan
President	Etsuhiko Shoyama President and Director		Kouichiro Tohda President and Director
Capital stock(*1)	281,755 million yen		12,900 million yen
Shares issued(*1)	3,337,934,819		153,165,687
Shareholders' equity(*1)	1,584,112 million yen		48,996 million yen
Total assets(*1)	3,783,804 million yen		155,895 million yen
End of fiscal year	March 31		March 31
Number of employees(*1)	54,281		3,852
Major customers	Manufacturing and salescompanies in and outside Japan, and government agencies		Nissan Motor Co., Ltd. Fuji Heavy Industries Co., Ltd. JATCO Corporation, et al.
Major shareholders and shareholding ratios(*1)	Japan Trustee Services Bank, Ltd. 5.81% The Chase Manhattan Bank, N.A. London 3.99% Nippon Life Insurance Company 3.93%		Nissan Motor Co., Ltd. 25.3% Hitachi, Ltd. 16.7% Robert Bosch GmbH 10.1%
Main banks(*2)	Mizuho Corporate Bank, Ltd. UFJ Bank Limited		Mizuho Corporate Bank, Ltd. Mitsubishi Trust & Banking Corp. The Asahi Bank, Ltd. The Bank of Yokohama, Ltd.
Relations between the companies	Capital Exchange	Hitachi, Ltd. as the shareholder, holds 16.7% of UNISIA JECS' issued shares	
	Staff Exchange	Two of UNISIA JECS's employee, is temporary transfer from Hitachi. Three of UNISIA JECS's employee, is transfer domicile from Hitachi.	
	Business Exchange	Dealing of a product and parts	

Note1: As of March 31, 2002. However, (*1) is as of September 30, 2001, (*2) is as of April 1, 2002.

Note2: As of March 31, 2002, Hitachi's capital amounted to 282,032 million yen, and common stock issued amounted to 3,338,481,041 shares.
As of March 31, 2002, UNISIA JECS' capital amounted to 12,900 million yen, and common stock issued amounted to 153,165,687 shares.

5. Financial Results (for the most recent three years)

[Unconsolidated Financial Statements] (In million yen, except per share amounts)

	Hitachi, Ltd. (Parent)			UNISIA JECS CORPORATION (Subsidiary)		
Fiscal year ended	1999/3/31	2000/3/31	2001/3/31	1999/3/31	2000/3/31	2001/3/31
Net sales	3,781,118	3,771,948	4,015,824	185,019	185,640	175,471
Operating income (loss)	(95,494)	40,865	98,577	(269)	(48)	2,501
Ordinary income (loss)	(114,920)	31,787	56,058	95	(3,510)	1,845
Net income (loss)	(175,534)	11,872	40,121	(1,168)	(13,965)	2,727
Net income (loss) per share (yen)	(52.59)	3.56	12.02	(7.63)	(91.18)	17.81
Annual dividends per share (yen)	5.50	6.00	11.00	2.50	-	2.50
Shareholders' equity per share (yen)	480.20	475.26	496.81	366.36	296.47	324.33

[Consolidated Financial Statements] (In million yen, except per share amounts)

	Hitachi, Ltd. (Parent)			UNISIA JECS CORPORATION (Subsidiary)		
Fiscal year ended	1999/3/31	2000/3/31	2001/3/31	1999/3/31	2000/3/31	2001/3/31
Net sales	7,977,374	8,001,203	8,416,982	195,497	200,540	195,515
Operating income (loss)	(34,074)	174,364	342,312	135	266	3,774
Ordinary income (loss)	(221,174)	79,235	323,655	-	-	-
Income before minority interests	(318,834)	31,733	158,794	-	-	-
Ordinary income (loss)	-	-	-	475	(4,073)	2,588
Net income (loss)	(327,611)	16,922	104,380	(1,344)	(14,996)	2,630
Net income (loss) per share (yen)	(98.15)	5.07	31.27	(8.78)	(97.91)	17.18
Shareholders' equity per share (yen)	900.57	895.08	857.27	402.76	333.45	317.28

6. Changes after share exchanges

(1) Trade name, business, head-office location:

On October 1, UNISIA JECS will change its corporate name to Hitachi-Unisia Automotive, Ltd. There is no change of the business and a head-office location.

(2) Capital and Capital Reserve

It has not been decided whether there will be increase in Hitachi's capital and capital reserve.

(3) Change of the president of UNISIA JECS

Mr. Kouichiro Tohda, currently president of UNISA JECS, will step down and Mr. Katsukuni Hisano, currently senior vice president and director of Hitachi, will become president.

[Mr. Hisano will assume the presidency following the approval of the board of directors at a meeting convened following the ordinary general meeting of the shareholder of UNISIA JECS in June 27, 2002.]

# # #

HITACHI
Inspire the Next

NEWS RELEASE

Contacts:

Japan
Yasuo Hirano, Hitachi, Ltd.
+81-3-3258-2057 *yasuo_hitano@hdq.hitachi.co.jp*

Atsushi Konno, Hitachi, Ltd.
+81-3-3258-2056 *atsushi_konno@hdq.hitachi.co.jp*

Hirotaka Ohno, Hitachi, Ltd.
+81-3-3258-2057 *hirotaka_ohno@hdq.hitachi.co.jp*

Tokuoki Nishikawa, Hitachi Telecom Technology, Ltd..
+81-24-944-1221 *nishikawa@nm.hitachi-telecom.co.jp*

Naoki Hayashi, Hitachi,Telecom Technology, Ltd.
+81-24-944-1221 *hayashi@nm.hitachi-telecom.co.jp*

US
Matt Takahashi, Hitachi America, Ltd
+1-650-244-7902 *masahiro.takahashi@hal.hitachi.com*

Hitachi Reorganizing Operations to Strengthen the Hitachi Group's Telecommunication Equipment Business

-- Separating Hitachi's Communications Equipment Operations and Integrating with Hitachi Telecom --

TOKYO, Japan, April 24, 2002 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) and its wholly owned subsidiary Hitachi Telecom Technologies, Ltd., today announced that, aiming to strengthen the Hitachi Group's systems for communications equipment business, Hitachi and Hitachi Telecom have decided to strengthen the Hitachi Group's Communications Network Solutions Business by separating Hitachi's Telecommunications Systems Division along with other Hitachi departments that handle marketing and support services for telecommunications equipment operations, and integrating these units with Hitachi Telecom Technologies. This decision was finalized at board of directors meetings of Hitachi and Hitachi Telecom held on April 23 and April 24, respectively. The devolution and integration process will be executed within the framework of Japan's new corporate split-off system, which is designed to facilitate structural adjustments within corporate groups. It will take the form of a split-off/absorption transaction, scheduled to be implemented on October 1, 2002.

- more -

The split-off units will be formed into a new company that will cooperate with Hitachi's R&D and systems solutions division in making efforts to strengthen the Hitachi Group's telecommunications network solutions business.

The accelerating trend of integrating computers and telecommunications is combining with the progressive expansion of broadband communications to gradually create a "ubiquitous information society." Against this backdrop, there has been a sharp surge in the volume of information flowing on information networks. In light of this, continued rapid growth in demand is projected for communications network solutions services, particularly those related to IP networks.

Aiming to be the "best solutions partner,"Hitachi has been taking various measures to shift the focus of its operations to fields centered on the solutions business. Hitachi is naturally seeking to augment its capabilities regarding telecommunications network solutions, and is therefore working to promote the strengthening of its telecommunications equipment operations, which provide a core pillar of support for solutions operations.

Conditions in communications equipment markets have been harsh, however, reflecting the end of a communications bubble in North America as well as prolonged economic weakness in Japan. Accordingly, Hitachi has restructured its communications equipment business operations in North America. In contrast, Hitachi is placing strategic emphasis on development of resources for mobile communications and IP-related business while also taking steps to respond to rapidly growing demand in China by establishing a sales organizational basis for expanding its communications equipment operations there. In such ways, Hitachi is proceeding with a strategy of increased selectivity and resource concentration. By means of this strategy, the Company is seeking to build a more-efficient business structure and thereby boost its competitiveness on a consolidated basis.

To further expedite such strategic initiatives, Hitachi decided to unify the operations of its Telecommunications Systems Division (primarily involving the development and manufacture of telephone switching equipment, optical transmission equipment, mobile communications systems, and other communications equipment marketed to carriers), marketing and support departments related to such communications equipment, and Hitachi Telecom's operations (primarily involving the development and manufacture of such communications equipment marketed to corporate customers as PBX- and IP-related products).

The company will proactively develop its broadband and mobile network equipment business, aiming to become one of the major global players of the product, by integrating its optical and mobile carrier network access technologies and intra-company network technologies. As the first step, the company will correspond to the needs of intra-company networks for broadband and telecommunications carriers for IP respectively, taking full advantage of all opportunities of achieving synergy, in both technological and customer base.

Hitachi will continue to be responsible for solutions/services business designed to meet the needs of such customers as communications carriers, government entities, and companies. It will therefore strive to strengthen its marketing collaboration with the newly established company. Through such efforts, Hitachi and the new company will use highly sophisticated communications network technologies to provide the systems solutions required to realize the "ubiquitous information society."

Overview of the New Company

Name:	To be determined
Capital:	3 billion yen
Representative:	To be determined
Business scope:	Manufacture and marketing of communications-related equipment
Net sales:	Approximately ¥60 billion (projected figure for the fiscal year ending March 31, 2003)
Number of employees:	Approximately 1,540 (at time of establishment)

About Hitachi

Hitachi, Ltd., headquartered in Tokyo, Japan, is one of the world's leading global electronics companies, with fiscal 2000 (ended March 31, 2001) consolidated sales of 8,417 billion yen ($67.9 billion*). The company manufactures and markets a wide range of products, including computers, semiconductors, consumer products and power and industrial equipment. For more information on Hitachi, Ltd., please visit Hitachi's Web site at http://global.hitachi.com.

* At an exchange rate of 124 yen to the dollar.

About Hitachi Telecom

Hitachi Telecom Technologies, Ltd., in Fukushima, Japan is a wholly owned subsidiary of Hitachi, Ltd. The company manufactures and markets to corporate customers products such as PBX- and IP-related products. For more information on Hitachi Telecom Technologies, please visit its Web site at http://www.hitachi-telecom.co.jp/

HITACHI
Inspire the Next

NEWS RELEASE

FOR IMMEDIATE RELEASE

Contacts:

Japan: Takafumi Ichinose
Hitachi, Ltd.
+81-3-3258-2056
takafumi_ichinose@hdq.hitachi.co.jp

U.S.: Matt Takahashi
Hitachi America, Ltd.
+1-650-244-7902
masahiro.takahashi@hal.hitachi.com

Singapore: Yuuji Hoshino
Hitachi Asia Ltd.
+65-231-2522
yhoshino@has.hitachi.com.sg

U.K.: Kantaro Tanii
Hitachi Europe Ltd.
+44-1628-585379
kantaro.tanii@hitachi-eu.com

Hitachi Posts Net Loss on Lower Sales

Tokyo, April 26, 2002 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced results for the fiscal year 2001, ended March 31, 2002.

During the period under review, the world economy was slowed by weak global demand for IT-related products and affected by the September terrorist attacks in the United States. The effect was also felt in Japan, where the economy continued to falter as both private-sector investment in plant and equipment and exports declined, while at the same time consumer spending languished, reflecting a deterioration in the employment and personal-income situation.

Against this backdrop, consolidated net sales decreased 5% year on year, to 7,993.7 billion yen (US$60,104 million). Factors behind the decrease included a sharp drop in sales by the Electronic Devices and High Functional Materials & Components segments.

By segment, in Information & Telecommunication Systems, sales of telecommunication network equipment declined and hardware products were affected by a sharp fall in prices. Hitachi, Ltd., Hitachi Software Engineering Co., Ltd. and Hitachi Information Systems, Ltd., however, all posted gains in their systems integration and services operations, led by growth in the financial and public sectors. Storage solutions were steady, especially overseas. As a result, segment sales increased 2% year on year, to 1,829.6 billion yen (US$13,757 million).

In Electronic Devices, demand for PCs, mobile phones and other IT-related products were low. Sales of semiconductors plummeted, hit by a huge falloff in demand and plunging prices, while falling prices of large-size TFT LCDs had a heavy impact on sales of displays. Sales of semiconductor manufacturing equipment and optical communication components by Hitachi High-Technologies Corporation were also lower. Thus, segment sales amounted to 1,487.2 billion yen (US$11,182 million), 26% less than the preceding year.

In Power & Industrial Systems, although sales of thermal power generation plants decreased, there were major orders for nuclear power generation plants, and maintenance services for power generation systems as well as steady stream of systems installations by Hitachi Plant Engineering & Construction Co., Ltd. These led to increased sales of power systems. Building systems and automotive equipment were also firm. However, cutbacks in private-sector plant and equipment investment sent industrial systems business lower, and sluggish domestic demand for construction machinery took a toll on Hitachi Construction Machinery Co., Ltd.'s results. Overall, segment sales declined 2% year on year, to 2,266.8 billion yen (US$17,044 million).

In Digital Media & Consumer Products, in Japan, sales were affected by the slow consumer spending and sales of refrigerators and washing machines declined following the end of the temporary rise in demand in the previous year generated by people making purchases before the Law for Recycling of Specified Kinds of Home Appliances came into effect. In digital media products, sales of LCD projectors and mobile phones showed a year-on-year decrease. However, sales of optical storage products were boosted by the establishment of Hitachi-LG Data Storage, Inc., a joint venture between Hitachi and LG Electronics Inc., and sales of projection TVs rose in North America. Hitachi Maxell, Ltd. also posted gains attributable to higher sales of computer tapes. Segment sales rose 11% year on year, to 1,170.7 billion yen (US$8,803 million).

In High Functional Materials & Components, Hitachi Cable, Ltd., Hitachi Metals, Ltd. and Hitachi Chemicals Co., Ltd. were all affected by the low level of IT-related demand, with demand for electronics-related materials being particularly hard-hit. As a result, segment sales decreased 15% year on year, to 1,250.2 billion yen (US$9,400 million).

In Logistics, Services & Others, the results of general trading companies in Europe and Asia were heavily impacted by the depressed state of the semiconductor and display markets, while in Japan, the sluggish state of the economy decreased the volume of domestic freight handled by Hitachi Transport System, Ltd. Overall, at 1,430.8 billion yen (US$10,758 million), segment sales decreased 11% year on year.

In Financial Services, there was a decline in the volume of retail business handled by Hitachi Capital Corporation, attributable to the depressed state of the domestic economy. Thus, segment sales decreased 4% year on year, to 567.1 billion yen (US$4,264 million).

As a result of the major decreases in sales in electronic devices, in which the main factor was the drop in sales of semiconductors and displays, and in high functional materials and communication network equipment, the Company posted an operating loss of 117.4 billion yen (US$883 million) for the period under review.

Other income came to 36.0 billion yen (US$271 million), 33.6 billion yen (US$252 million) less than in the preceding year. Other deductions came to 504.7 billion yen (US$3,795 million), a year-on-year increase of 416.4 billion yen (US$3,131 million) attributable mainly to restructuring charges of 140.4 billion yen (US$1,056 million) incurred for restructuring of semiconductor bases in Japan and overseas, withdrawal from the business of CRTs for PC monitors, reorganization of overseas production bases for consumer products, scaling-back of telecommunication equipment operations for the carrier market in North America, and implementation of streamlining measures in the high functional materials business; 185.1 billion yen (US$1,392 million) for special termination benefits; and 80.9 billion yen (US$608 million) for impairment losses on securities.

There was a loss before income taxes of 586.0 billion yen (US$4,407 million), and after a recognition of 71.1 billion yen (US$535 million) in income tax benefit, the loss before minority interests amounted to 514.9 billion yen (US$3,872 million). The net loss amounted to 483.8 billion yen (US$3,638 million), net of minority interests.

Although a net loss of 483.8 billion yen (US$3,638 million) was posted, net cash provided by operating activities decreased 52.5 billion yen (US$395 million) year on year to 482.8 billion yen (US$3,631 million), showing the effect of the Company's efforts to reduce the number of days it takes to turn over inventory and accounts receivable. Reflecting a decrease in short-term investments and capital expenditures, net cash used in investing activities decreased 97.8 billion yen (US$736 million) year on year, to 272.8 billion yen (US$2,052 million). Free cash flows left after deducting net cash used in investing activities from net cash provided by operating activities amounted to 209.9 billion yen (US$1,579 million). Net cash used in financing activities amounted to 578.1 billion yen (US$4,347 million), with a decrease of 578.5 billion yen (US$4,350 million) in interest-bearing debt resulting from the pooling of funds in the Company's Group Finance Center.

Cash and cash equivalents as of March 31, 2002 amounted to 1,029.3 billion yen (US$7,740 million), a decrease of 352.2 billion yen (US$2,648 million) compared to the preceding year.

The Company decreased its capital investment in the area of semiconductors and high functional materials and components, reducing capital investment to 856.2 billion yen (US$6,438 million), 12% less than the preceding year. The Company spent 415.4 billion yen (US$3,124 million) on research and development, a decrease of 5% from the preceding year. R&D expenditures as a percentage of net sales were 5.2%.

All figures were converted at the rate of 133 yen = U.S. $1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 29, 2002.

Outlook for Fiscal 2002

There are signs of an upturn in the U.S. economy and the global economy is also starting to improve. In Japan, however, where the economy is depressed and unlikely to stage any significant recovery for a while, consumer spending and capital investment are expected to continue to languish.

In view of the major decline of its business results, Hitachi is stepping up its implementation of emergency management measures to raise management efficiency and strengthen its international competitiveness in order to bring about an early improvement in its business results, and is also carrying out far-reaching management reforms and corporate restructuring.

Hitachi's consolidated forecast for fiscal 2002, ending March 31, 2003, is as follows, assuming an exchange rate of 130 yen to the U.S. dollar:

Net Sales	8,100 billion yen	($60,902 million)
	(year-on-year increase of 1%)	
Operating income	200 billion yen	($1,504 million)
Income before income taxes	190 billion yen	($1,429 million)
Income before minority interests	88 billion yen	($662 million)
Net income	60 billion yen	($451 million)

< Cautionary Statement >

The forecast for the year ending March 31, 2003 is a forward-looking statement which reflects management's current views with respect to certain future events and financial performance. Actual results may differ materially from this forecast. Further, this forward-looking statement is based upon assumptions of future events, which may not prove to be accurate. Factors that could cause actual results to differ materially from the forecast include, but are not limited to: rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2002

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 133 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 29, 2002.

SUMMARY

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

	The years ended March 31			
	YEN (millions)		(A)/(B) X100	U.S.DOLLARS (millions)
	2002 (A)	2001(B)		2002
1. Net sales	7,993,784	8,416,982	95%	60,104
2. Operating income(loss)	(117,415)	342,312	-	(883)
3. Income(loss) before income taxes and minority interests	(586,072)	323,655	-	(4,407)
4. Income(loss) before minority interests	(514,958)	158,794	-	(3,872)
5. Net income(loss)	(483,837)	104,380	-	(3,638)
6. Net income(loss) per share				
Basic	(144.95)	31.27	-	(1)
Diluted	-	30.32	-	-
7. Net income(loss) per ADS (representing 10 shares)				
Basic	(1,450)	313	-	(11)
Diluted	-	303	-	-

CONSOLIDATED STATEMENTS OF INCOME

	The years ended March 31			
	YEN (millions)		(A)/(B) X100	U.S. DOLLARS (millions)
	2002 (A)	2001 (B)		2002
Net sales	7,993,784	8,416,982	95%	60,104
Cost of sales	6,184,396	6,155,023	100%	46,499
Selling, general and administrative expenses	1,926,803	1,919,647	100%	14,487
Operating income(loss)	(117,415)	342,312	-	(883)
Other income	36,039	69,613	52%	271
(Interest and dividends)	28,615	42,069	68%	215
(Other)	7,424	27,544	27%	56
Other deductions	504,696	88,270	572%	3,795
(Interest charges)	45,830	58,759	78%	345
(Other)	458,866	29,511	-	3,450
Income(loss) before income taxes and minority interests	(586,072)	323,655	-	(4,407)
Income taxes	(71,114)	164,861	-	(535)
Income(loss) before minority interests	(514,958)	158,794	-	(3,872)
Minority interests	(31,121)	54,414	-	(234)
Net income(loss)	(483,837)	104,380	-	(3,638)

CONSOLIDATED BALANCE SHEETS

	YEN (millions)		(A)/(B) X100	U.S.DOLLARS (millions)
	As of March 31, 2002 (A)	As of March 31, 2001 (B)		As of March 31, 2002
Assets	9,915,654	11,246,608	88	74,554
Current assets	5,507,535	6,873,731	80	41,410
Cash and cash equivalents	1,029,374	1,381,603	75	7,740
Short-term investments	178,933	433,650	41	1,345
Trade receivables				
Notes	204,855	307,635	67	1,540
Accounts	1,895,150	2,220,928	85	14,249
Investment in leases	527,432	623,789	85	3,966
Inventories	1,214,399	1,514,163	80	9,131
Other current assets	457,392	391,963	117	3,439
Investments and advances	834,907	885,669	94	6,277
Property, plant and equipment	2,514,424	2,674,957	94	18,905
Other assets	1,058,788	812,251	130	7,961

Liabilities and stockholders' equity	9,915,654	11,246,608	88	74,554
Current liabilities	3,885,265	4,622,657	84	29,213
Short-term debt and current installments of long-term debt	1,199,921	1,611,855	74	9,022
Trade payables				
Notes	92,799	138,161	67	698
Accounts	991,037	1,160,789	85	7,451
Advances received	334,172	385,741	87	2,513
Other current liabilities	1,267,336	1,326,111	96	9,529
Noncurrent liabilities	2,927,421	2,937,291	100	22,011
Long-term debt	1,798,303	1,881,270	96	13,521
Retirement and severance benefits	1,049,054	982,332	107	7,888
Other liabilities	80,064	73,689	109	602
Minority interests	798,744	825,158	97	6,006
Stockholders' equity	2,304,224	2,861,502	81	17,325
Common stock	282,032	281,754	100	2,121
Capital surplus	527,010	501,243	105	3,962
Legal reserve and retained earnings	1,753,999	2,266,951	77	13,188
Accumulated other comprehensive income (loss)	(258,484)	(188,446)	-	(1,943)
(Foreign currency translation adjustments)	(38,012)	(57,647)	-	(286)
(Minimum pension liability adjustments)	(260,100)	(182,936)	-	(1,956)
(Net unrealized holding gain on available-for-sale securities)	39,997	51,041	78	301
(Cash flow hedges)	(369)	1,096	-	(3)
Treasury stock	(333)	-	-	(3)

Note : Starting from the year ended March 31, 2002, "Noncurrent receivables and restricted funds," which had been stated separately, is expressed as part of "Trade receivables -- Accounts" and "Other assets." Figures as of March 31, 2001, have been restated to reflect this change.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	YEN (millions)		U.S. DOLLARS (millions)
	The year ended March 31, 2002	The year ended March 31, 2001	The year ended March 31, 2002
Common stock			
Balance at beginning of year	281,754	281,738	2,118
Conversion of convertible debentures	278	16	2
Balance at end of year	282,032	281,754	2,121
Capital surplus			
Balance at beginning of year	501,243	499,081	3,769
Conversion of convertible debentures	359	1,069	3
Increase arising from issuance of subsidiaries' common stock and other	25,408	1,093	191
Balance at end of year	527,010	501,243	3,962
Legal reserve			
Balance at beginning of year	109,815	106,885	826
Transfers from retained earnings	978	2,971	7
Transfers to minority interests arising from conversion of subsidiaries' convertible debentures and other	(42)	(41)	(0)
Balance at end of year	110,751	109,815	833
Retained earnings			
Balance at beginning of year	2,157,136	2,082,541	16,219
Net income (loss)	(483,837)	104,380	(3,638)
Cash dividends	(28,373)	(28,371)	(213)
Transfers to legal reserve	(978)	(2,971)	(7)
Transfers to minority interests arising from conversion of subsidiaries' convertible debentures	(64)	(347)	(0)
Transfers from (to) minority interests arising from issuance of subsidiaries' common stock and other	(636)	1,904	(5)
Balance at end of year	1,643,248	2,157,136	12,355
Legal reserve and retained earnings	1,753,999	2,266,951	13,188
Accumulated other comprehensive income (loss)			
Foreign currency translation adjustments			
Balance at beginning of year	(57,647)	(77,577)	(433)
Current-period change	19,635	19,930	148
Balance at end of year	(38,012)	(57,647)	(286)
Minimum pension liability adjustments			
Balance at beginning of year	(182,936)	-	(1,375)
Current-period change	(77,164)	(182,936)	(580)
Balance at end of year	(260,100)	(182,936)	(1,956)
Net unrealized holding gain on available-for-sale securities			
Balance at beginning of year	51,041	95,019	384
Changes in unrealized holding gain	(11,044)	(43,978)	(83)
Balance at end of year	39,997	51,041	301
Cash flow hedges			
Balance at beginning of year	1,096	-	8
Changes in the fair value of derivative financial instruments	(1,465)	1,096	(11)
Balance at end of year	(369)	1,096	(3)
Accumulated other comprehensive income (loss)	(258,484)	(188,446)	(1,943)
Treasury stock			
Balance at beginning of year	-	-	-
Current-period increase	(333)	-	(3)
Balance at end of year	(333)	-	(3)
Total stockholders' equity	2,304,224	2,861,502	17,325

CONSOLIDATED STATEMENTS OF CASH FLOWS

	The years ended March 31		
	YEN (millions)		U.S. DOLLARS (millions)
	2002	2001	2002
Cash flows from operating activities			
Net income (loss)	(483,837)	104,380	(3,638)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation	529,418	505,507	3,981
Deferred income taxes	(182,072)	12,505	(1,369)
Loss on disposal of rental assets and other property	59,687	19,165	449
Increase (decrease) in receivables	450,904	(72,035)	3,390
(Increase) decrease in inventories	261,229	(128,477)	1,964
Increase (decrease) in payables	(271,698)	95,855	(2,043)
Other	119,235	(1,467)	897
Net cash provided by operating activities	482,866	535,433	3,631
Cash flows from investing activities			
Decrease in short-term investments	253,236	198,610	1,904
Capital expenditures	(429,835)	(463,585)	(3,232)
Purchase of rental assets, net	(411,519)	(436,163)	(3,094)
Purchase of investments and subsidiaries' common stock, net	(74,173)	(75,000)	(558)
Collection of investment in leases	469,108	421,527	3,527
Other	(79,688)	(16,106)	(599)
Net cash used in investing activities	(272,871)	(370,717)	(2,052)
Cash flows from financing activities			
Decrease in interest-bearing debt	(578,526)	(128,875)	(4,350)
Dividends paid to stockholders	(28,318)	(28,235)	(213)
Dividends paid to minority stockholders of subsidiaries	(13,401)	(15,739)	(101)
Other	42,133	13,342	317
Net cash used in financing activities	(578,112)	(159,507)	(4,347)
Effect of exchange rate changes on cash and cash equivalents	15,888	18,962	119
Net increase (decrease) in cash and cash equivalents	(352,229)	24,171	(2,648)
Cash and cash equivalents at beginning of year	1,381,603	1,357,432	10,388
Cash and cash equivalents at end of year	1,029,374	1,381,603	7,740

SEGMENT INFORMATION

(1)INDUSTRY SEGMENTS

		The years ended March 31			
		YEN (millions)		(A)/(B) X100	U.S. DOLLARS (millions)
		2002 (A)	2001 (B)		2002
Sales	Information & Telecommunication Systems	1,829,661 18%	1,796,084 17%	102	13,757
	Electronic Devices	1,487,200 15%	2,011,717 19%	74	11,182
	Power & Industrial Systems	2,266,895 23%	2,321,104 21%	98	17,044
	Digital Media & Consumer Products	1,170,744 12%	1,053,199 10%	111	8,803
	High Functional Materials & Components	1,250,248 12%	1,467,345 13%	85	9,400
	Logistics, Services & Others	1,430,825 14%	1,599,369 15%	89	10,758
	Financial Services	567,138 6%	592,774 5%	96	4,264
	Subtotal	10,002,711 100%	10,841,592 100%	92	75,208
	Eliminations & Corporate items	(2,008,927)	(2,424,610)	-	(15,105)
	Total	7,993,784	8,416,982	95	60,104
Operating income (loss)	Information & Telecommunication Systems	35,757 -	48,921 13%	73	269
	Electronic Devices	(163,633) -	118,128 31%	-	(1,230)
	Power & Industrial Systems	55,004 -	77,269 20%	71	414
	Digital Media & Consumer Products	(14,675) -	1,541 0%	-	(110)
	High Functional Materials & Components	(22,024) -	83,415 22%	-	(166)
	Logistics, Services & Others	3,257 -	8,437 2%	39	24
	Financial Services	37,403 -	44,146 12%	85	281
	Subtotal	(68,911) -	381,857 100%	-	(518)
	Eliminations & Corporate items	(48,504)	(39,545)	-	(365)
	Total	(117,415)	342,312	-	(883)

Notes: 1.Net sales by industry segment include intersegment transactions.

2.The Company has changed the industry segment classification starting from the year ended March 31, 2002. Figures for the year ended March 31, 2001 have been restated to reflect the reclassification.

(2)GEOGRAPHIC SEGMENTS

			The years ended March 31			
			YEN (millions)		(A)/(B) X100	U.S. DOLLARS (millions)
			2002 (A)	2001 (B)		2002
Sales	Japan	Outside customer sales	6,134,554 66%	6,557,736 65%	94	46,124
		Intersegment transactions	892,562 10%	1,148,587 12%	78	6,711
		Total	7,027,116 76%	7,706,323 77%	91	52,835
	Asia	Outside customer sales	607,041 6%	550,303 6%	110	4,564
		Intersegment transactions	349,337 4%	415,946 4%	84	2,627
		Total	956,378 10%	966,249 10%	99	7,191
	North America	Outside customer sales	830,959 9%	863,349 9%	96	6,248
		Intersegment transactions	45,382 0%	48,141 0%	94	341
		Total	876,341 9%	911,490 9%	96	6,589
	Europe	Outside customer sales	364,840 4%	395,809 4%	92	2,743
		Intersegment transactions	32,268 0%	27,513 0%	117	243
		Total	397,108 4%	423,322 4%	94	2,986
	Other Areas	Outside customer sales	56,390 1%	49,785 0%	113	424
		Intersegment transactions	2,359 0%	4,254 0%	55	18
		Total	58,749 1%	54,039 0%	109	442
		Subtotal	9,315,692 100%	10,061,423 100%	93	70,043
		Eliminations & Corporate items	(1,321,908)	(1,644,441)	-	(9,939)
	Total		7,993,784	8,416,982	95	60,104

		The years ended March 31			
		YEN (millions)		(A)/(B) X100	U.S. DOLLARS (millions)
		2002 (A)	2001 (B)		2002
Operating income (loss)	Japan	(70,420) -	303,359 82%	-	(529)
	Asia	(5,090) -	45,032 12%	-	(38)
	North America	(21,053) -	7,037 2%	-	(158)
	Europe	4,007 -	13,109 4%	31	30
	Other Areas	1,842 -	1,246 0%	148	14
	Subtotal	(90,714) -	369,783 100%	-	(682)
	Eliminations & Corporate items	(26,701)	(27,471)	-	(201)
	Total	(117,415)	342,312	-	(883)

(3)SALES BY MARKET

		The years ended March 31			
		YEN (millions)		(A)/(B) X100	U.S. DOLLARS (millions)
		2002 (A)	2001 (B)		2002
Japan		5,444,662 68%	5,791,300 69%	94	40,937
	Asia	896,050 11%	966,870 11%	93	6,737
	North America	930,629 12%	903,800 11%	103	6,997
	Europe	513,310 6%	550,968 7%	93	3,859
	Other Areas	209,133 3%	204,044 2%	102	1,572
	Outside Japan	2,549,122 32%	2,625,682 31%	97	19,166
Total		7,993,784 100%	8,416,982 100%	95	60,104

###

HITACHI
Inspire the Next

NEWS RELEASE

HITACHI, LTD.
UNCONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2002
(133yen = U.S.$1)

April 26, 2002

	YEN (millions)			U.S. DOLLARS (millions)
INCOME STATEMENTS	2002(A)	2001(B)	(A)/(B)×100	2002
Net sales	3,522,299	4,015,824	88%	26,483
Cost of sales	2,927,426	3,198,457	92%	22,011
S.G.A. expenses	679,615	718,789	95%	5,110
Operating income (loss)	(84,742)	98,577	-	(637)
Other income	95,016	62,498	152%	714
Other deductions	91,937	105,018	88%	691
Ordinary income (loss)	(81,663)	56,058	-	(614)
Extraordinary gain	10,729	34,865	31%	81
Extraordinary loss	318,887	32,663	976%	2,398
Income before income taxes (loss)	(389,820)	58,261	-	(2,931)
Current income taxes	3,884	3,404	114%	29
Deferred income taxes	(141,063)	14,735	-	(1,061)
Net income (loss)	(252,641)	40,121	-	(1,900)
Basic EPS (yen and dollars)	(75.69)	12.02	-	(0.57)
Diluted EPS (yen and dollars)	-	12.01	-	-

BALANCE SHEETS	2002/3/31(A)	2001/3/31(B)	(A)/(B)×100	2002/3/31
Current assets	2,124,120	2,421,631	88%	15,971
(Quick assets)	1,618,519	1,815,308	89%	12,169
(Inventories)	391,118	522,495	75%	2,941
(Deferred tax assets)	114,481	83,827	137%	861
Fixed assets	1,799,024	1,697,658	106%	13,527
(Investments)	810,124	791,613	102%	6,091
(Deferred tax assets)	307,867	194,047	159%	2,315
(Others)	681,033	711,997	96%	5,121
Total assets	3,923,144	4,119,290	95%	29,497
Current liabilities	1,788,217	1,698,302	105%	13,445
Fixed liabilities	770,341	762,672	101%	5,792
(Debentures)	511,299	511,299	100%	3,844
(Long-term loans)	2,668	2,688	99%	20
(Others)	256,374	248,685	103%	1,928
Total liabilities	2,558,558	2,460,974	104%	19,237
Stockholders' equity	1,364,585	1,658,316	82%	10,260
Liabilities and stockholders' equity	3,923,144	4,119,290	95%	29,497

FORECAST FOR THE YEAR ENDING MARCH 31, 2003

	Net sales	Ordinary income	Net income
Millions of Yen	3,020,000	50,000	30,000
Millions of U.S. dollars	22,707	376	226

Cautionary Statement

The forecast for the year ending March 31, 2003 is a forward-looking statement which reflects management's current views with respect to certain future events and financial performance. Actual results may differ materially from this forecast. Further, this forward-looking statement is based upon assumptions of future events which may not prove to be accurate. Factors that could cause actual results to differ materially from the forecast include, but are not limited to: rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

# # #

April 26, 2002

Hitachi, Ltd.

Supplementary information for fiscal 2001, ended March 31, 2002 (Consolidated basis)

1. Summary

(Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)			
	(A)	(A)/ FY99	(B)	(B)/(A)	1st half of FY 2002	Note 2	(C)	(C)/(B)
Net sales	8,416.9	105%	7,993.7	95%	3,850.0	98%	8,100.0	101%
C/U (Note 1)	210%	-	227%	-	266%	-	268%	-
Operating income (loss)	342.3	196%	(117.4)	-	70.0	-	200.0	-
Income (loss) before income taxes and minority interests	323.6	408%	(586.0)	-	53.0	-	190.0	-
Income (loss) before minority interests	158.7	500%	(514.9)	-	17.0	-	88.0	-
Income before minority interests / (Stockholders' equity + Minority interests)	4.3%	-	(15.2%)	-	-	-	-	-
Net income (loss)	104.3	617%	(483.8)	-	5.0	-	60.0	-
C/U (Note 1)	260%		-	-	50%	-	200%	-
ROE	3.6%		(18.7%)	-	-	-	-	-
Average exchange rate (yen / U.S.$)	111	-	126	-	130	-	130	-
Net interest and dividends	(16.6)	-	(17.2)	-	(8.5)	-	(17.0)	-

Notes : 1. C/U : Consolidated basis / Unconsolidated basis

2. 1st half of FY 2002 / 1st half of FY 2001

	As of March 31, 2001	As of March 31, 2002
Cash & cash equivalents, Short-term investments (Billions of yen)	1,815.2	1,208.3
Interest-bearing debt (Billions of yen)	3,493.1	2,998.2
Number of employees	340,939	321,517
Japan	268,090	256,823
Overseas	72,849	64,694
Number of consolidated subsidiaries	1,069	1,066
Japan	734	712
Overseas	335	354

2. Sales by industry segment (Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/FY 1999	(B)	(B)/(A)	(C)	(C)/ (B)
Information & Telecommunication Systems	1,796.0	101%	1,829.6	102%	1,840.0	101%
Electronic Devices	2,011.7	115%	1,487.2	74%	1,570.0	106%
Power & Industrial Systems	2,321.1	108%	2,266.8	98%	2,260.0	100%
Digital Media & Consumer Products	1,053.1	103%	1,170.7	111%	1,250.0	107%
High Functional Materials & Components	1,467.3	109%	1,250.2	85%	1,310.0	105%
Logistics, Services & Others	1,599.3	118%	1,430.8	89%	1,450.0	101%
Financial Services	592.7	112%	567.1	96%	580.0	102%
Eliminations & Corporate items	(2,424.6)	-	(2,008.9)	-	(2,160.0)	-
Total	8,416.9	105%	7,993.7	95%	8,100.0	101%

3. Operating income (loss) by industry segment (Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/FY 1999	(B)	(B)/(A)	(C)	(C)/ (B)
Information & Telecommunication Systems	48.9	129%	35.7	73%	75.0	210%
Electronic Devices	118.1	294%	(163.6)	-	(3.0)	-
Power & Industrial Systems	77.2	225%	55.0	71%	81.0	147%
Digital Media & Consumer Products	1.5	33%	(14.6)	-	19.0	-
High Functional Materials & Components	83.4	165%	(22.0)	-	18.0	-
Logistics, Services & Others	8.4	35%	3.2	39%	4.0	123%
Financial Services	44.1	169%	37.4	85%	36.0	96%
Eliminations & Corporate items	(39.5)	-	(48.5)	-	(30.0)	-
Total	342.3	196%	(117.4)	-	200.0	-

4. Overseas sales by industry segment (Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/FY 1999	(B)	(B)/(A)	(C)	(C)/ (B)
Information & Telecommunication Systems	224.4	100%	245.1	109%		
Electronic Devices	680.0	114%	496.0	73%		
Power & Industrial Systems	389.7	98%	397.4	102%		
Digital Media & Consumer Products	321.0	100%	528.8	165%		
High Functional Materials & Components	377.7	118%	331.0	88%		
Logistics, Services & Others	597.1	131%	510.9	86%		
Financial Services	35.4	121%	39.5	112%		
Eliminations & Corporate items	0	-	0	-		
Total	2,625.6	112%	2,549.1	97%	2,600.0	102%

5. Overseas production (Total sales of overseas manufacturing subsidiaries) (Billions of yen)

	Fiscal 2000		Fiscal 2001	
	(A)	(A)/ FY 1999	(B)	(B)/(A)
Overseas production	1,292.3	122%	1,090.1	84%
Percentage of net sales	15%	-	14%	-
Percentage of overseas sales	49%	-	43%	-

6. Capital investment by industry segment (Completion basis, including leasing assets) (Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/ FY 1999	(B)	(B)/(A)	(C)	(C)/ (B)
Information & Telecommunication Systems	89.9	-	89.7	100%		
Electronic Devices	224.2	-	114.6	51%		
Power & Industrial Systems	75.0	-	74.5	99%		
Digital Media & Consumer Products	45.4	-	38.6	85%		
High Functional Materials & Components	108.8	-	80.2	74%		
Logistics, Services & Others	30.1	-	40.1	133%		
Financial Services	465.2	-	472.1	101%		
Eliminations & Corporate items	(67.8)	-	(53.8)	-		
Total	971.0	116%	856.2	88%	890.0	104%
Leasing Assets	429.9	105%	442.1	103%	540.0	122%
Other	541.1	126%	414.1	77%	350.0	85%

7. Depreciation by industry segment (Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/ FY 1999	(B)	(B)/(A)	(C)	(C)/ (B)
Information & Telecommunication Systems	63.0	-	69.2	110%		
Electronic Devices	149.5	-	162.1	108%		
Power & Industrial Systems	63.9	-	62.9	98%		
Digital Media & Consumer Products	44.5	-	44.0	99%		
High Functional Materials & Components	83.0	-	81.8	99%		
Logistics, Services & Others	35.0	-	36.3	104%		
Financial Services	62.2	-	69.3	111%		
Eliminations & Corporate Items	41	-	35	-		
Total	505.5	94%	529.4	105%	559.0	106%
Leasing Assets	68.6	73%	79.2	115%	159.0	201%
Other	436.8	98%	450.1	103%	400.0	89%

8. R&D expenditure by industry segment (Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/ FY 1999	(B)	(B)/(A)	(C)	(C)/ (B)
Information & Telecommunication Systems	153.7	92%	136.7	89%		
Electronic Devices	128.4	120%	116.7	91%		
Power & Industrial Systems	66.0	97%	63.7	96%		
Digital Media & Consumer Products	37.2	95%	37.5	101%		
High Functional Materials & Components	43.8	98%	47.5	108%		
Logistics, Services & Others	5.3	91%	11.9	224%		
Financial Services	0.8	130%	1.2	147%		
Total	435.5	101%	415.4	95%	394.0	95%
Percentage of net sales	5.2%	-	5.2%	-	4.9%	-

9. Balance sheets by financial and non-financial services (Billions of yen)

Assets	As of March 31, 2001	As of March 31, 2002	Liabilities and Stockholders' Equity	As of March 31, 2001	As of March 31, 2002
Manufacturing, Services and Others			Manufacturing, Services and Others		
Cash and cash equivalents	1,087.1	850.9	Short-term debt	1,023.8	951.7
Short-term investments	393.5	158.3	Trade payables	1,259.1	1,018.3
Trade receivables	2,119.4	1,719.6	Long-term debt	1,114.0	1,026.4
Inventories	1,507.7	1,198.4	Other liabilities	2,669.4	2,658.2
Investments and advances	901.4	835.4	Total	6,066.4	5,654.7
Property, plant and equipment	2,367.5	2,212.5	Financial Services		
Other assets	1,149.6	1,572.2	Short-term debt	541.2	586.6
Total	9,526.5	8,547.7	Trade payables	315.1	243.1
Financial Services			Long-term debt	911.2	903.0
Cash and cash equivalents	296.1	178.3	Other liabilities	163.7	126.7
Trade receivables	572.4	609.8	Total	1,931.3	1,859.5
Investment in leases	756.7	646.5	Eliminations	(437.8)	(701.6)
Property, plant and equipment	317.4	320.9	Liabilities	7,559.9	6,812.6
Other assets	250.2	358.6			
Total	2,193.0	2,114.3	Minority interests	825.1	798.7
Eliminations	(472.9)	(746.5)	Stockholders' equity	2,861.5	2,304.2
Assets	11,246.6	9,915.6	Liabilities and stockholders' equity	11,246.6	9,915.6

10. Statements of operating results by financial and non-financial services (Billions of yen)

		Fiscal 2000	Fiscal 2001
Manufacturing, Services and Others	Sales	8,148.5	7,731.4
	Cost of sales and selling, general and administrative expenses	7,843.2	7,868.6
	Operating income (loss)	305.2	(137.2)
Financial Services	Sales	592.7	567.1
	Cost of sales and selling, general and administrative expenses	548.6	529.7
	Operating income (loss)	44.1	37.4
Eliminations	Sales	(324.3)	(304.7)
	Cost of sales and selling, general and administrative expenses	(317.2)	(287.1)
	Operating income (loss)	(7.0)	(17.5)
Total	Sales	8,416.9	7,993.7
	Cost of sales and selling, general and administrative expenses	8,074.6	8,111.1
	Operating income (loss)	342.3	(117.4)

Note: Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

Apriil 26, 2002
Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems

1. Sales and Operating income by product sector

(Upper rows are percentage changes from preceding year; billions of yen)

	Fiscal 2001			Fiscal 2002*		
	1st half	2nd half	Total	1st half	2nd half	Total
Sales	105%	100%	102%	100%	101%	101%
	873.3	956.3	1,829.6	870.0	970.0	1,840.0
Software & Services	125%	110%	116%	101%	104%	103%
	452.7	508.1	960.8	457.8	529.6	987.4
Hardware	89%	90%	89%	98%	98%	98%
	420.6	448.2	868.8	412.2	440.4	852.6
Operating income	119%	57%	73%			211%
	14.5	21.1	35.7			75.0
Software & Services	371%	172%	215%			134%
	16.7	28.2	45.0			60.0
Hardware	—	—	—			—
	△2.2	△7.1	△9.3			15.0

*Forecast

2. Sales by product sector

(billions of yen)

	Fiscal 2001			Fiscal 2002*		
	1st half	2nd half	Total	1st half	2nd half	Total
Information & Telecommunication	873.3	956.3	1,829.6	870.0	970.0	1,840.0
Software & Services	452.7	508.1	960.8	457.8	529.6	987.4
Software	88.1	103.4	191.5			
Services	364.6	404.7	769.3			
Hardware	420.6	448.2	868.8	412.2	440.4	852.6
Servers	64.7	52.7	117.4			
PCs	56.7	69.1	125.8			
Storage	135.0	162.8	297.8			
Telecommunication	80.9	72.0	152.9			
Others	83.3	91.6	174.9			

*Forecast

Note: figures for server include supercomputers, general-purpose computers, UNIX server and PC servers.
figures for PCs include client PCs.
figures for storage include disk array, subsystem, and HDDs.

3. SAN/NAS Storage Solutions

(Upper rows are percentage changes from preceding year; billions of yen)

	Fiscal 2001			Fiscal 2002*		
	1st half	2nd half	Total	1st half	2nd half	Total
Sales	120%	93%	104%	117%	108%	112%
	120.0	130.0	250.0	140.0	140.0	280.0

*Forecast

4. Shipment for main products, in number of units : unconsolidated basis

*Forecast

	Fiscal 2001			Fiscal 2002*		
	1st half	2nd half	Total	1st half	2nd half*	Total*
General-purpose computers	242	140	382	160	160	320
Not include export model	172	140	312	160	160	320
UNIX servers	1,500	1,200	2,700	1,500	1,700	3,200
PCs & PC servers	300,000	350,000	650,000	320,000	360,000	680,000
Large-capacity disk array subsystems	6,600	8,600	15,200	11,000	14,000	25,000
Middle-capacity disk array subsystems	1,300	1,600	2,900	2,100	3,000	5,100

Notes: Figures for general-purpose computers are based on the number of instruction processors.
Figures for PCs & PC servers do not include export models.
Figures for disk array subsystems are based on the number of terabytes.

- ### -

April 26, 2002

Hitachi, Ltd.

Supplementary information on Semiconductors & Displays

1.Semiconductors

Sales (Upper rows are percentage changes from preceding year; billions of yen)

	Fiscal 2001			Fiscal 2002 (Forecast)		
	1st half	2nd half	Total	1st half	2nd half	Total
Sales	64%	58%	61%	105%	125%	114%
	267.4	239.5	506.9	280.0	300.0	580.0
Operating income	-	-	-	-		
	(57.9)	(75.5)	(133.5)	(23.0)		

Operating income (Upper rows are percentage changes from preceding year; billions of yen)

	Fiscal 2001			Fiscal 2002 (Forecast)
	1st half	2nd half	Total	
Operating income	-	-	-	-
	(57.9)	(75.5)	(133.5)	(23.0)

Sales by products

	Fiscal 2001	Fiscal 2002 (Forecast)
DRAM	8%	7%
System Memory	10%	10%
System LSI	54%	55%
Multi-Purpose Semiconductor	28%	28%

Semiconductor Capital Investment (Billions of yen)

	Fiscal 2001	Fiscal 2002 (Forecast)
Naka Operation	1	1
Takasaki Operation	1	3
Koufu Operation	1	0.5
Other	2.5	2.5
Parent subtotal	5.5 (1st half:3.5, 2nd half:2.0)	7 (1st half:3.0, 2nd half:4.0)
TTI*1	0.5	0
Other	12.5	12.5
Domestic subsidiaries	13.0	12.5
HNS*2	0.5	1
Other	3	3.5
Overseas subsidiaries	3.5	4.5
Subsidiaries subtotal	16.5	17
Hitachi consolidated total	22 (1st half:16.0, 2nd half:6.0)	24 (1st half:9.0, 2nd half:15.0)

＊1: TTI: Trecenti Technologies, Inc.

＊2: HNS: Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.

DRAM & Flash Memory production quantity (pieces/month)

	March 2002	Fiscal 2002	(Forecast)
64MDRAM	2 million	First Quarter	500,000
		Second Quarter	500,000
		Third Quarter	500,000
		Fourth Quarter	500,000
256MDRAM	1.2 million	First Quarter	2 million
		Second Quarter	2.5million
		Third Quarter	2.5million
		Fourth Quarter	2.5million
256M Flash Memory	550,000	First Quarter	700,000
		Second Quarter	600,000
		Third Quarter	500,000
		Fourth Quarter	400,000

Microprocessor/microcontroller sales (Billions of yen; % change from preceding year)

Fiscal 2001		Fiscal 2002 (Forecast)	
170	71%	220	129%

2. Displays

Sales (Upper rows are percentage changes from preceding year; billions of yen)

	Fiscal 2001			Fiscal 2002 (Forecast)		
	1st half	2nd half	Total	1st half	2nd half	Total
Sales	58%	84%	69%	109%	117%	113%
	92.0	102.9	195.0	100.0	120.0	220.0

Operating income (Upper rows are percentage changes from preceding year; billions of yen)

	Fiscal 2001			Fiscal 2002 (Forecast)
	1st half	2nd half	Total	
Operating income	—	—	—	—
	(26.2)	(21.0)	(47.2)	4.0

Sales of Major Products (Billions of yen; % change from preceding year)

	Fiscal 2001		Fiscal 2002 (Forecast)	
LCDs	128.0	84%	185.0	145%
Color display tubes	18.0	31%	0	0%
Color picture tubes	19.0	86%	1.0	5%
Projection tubes	20.0	100%	27.0	135%

LCD Sales (Billions of yen; % change from preceding year)

	Fiscal 2001				Fiscal 2002 (Forecast)			
	1st half	2nd half	Total		1st half	2nd half	Total	
Large size LCDs	43.0	66.0	109.0	81%	68.0	79.0	147.0	135%
Medium & small size LCDs	5.0	14.0	19.0	106%	15.0	23.0	38.0	200%
Total	48.0	80.0	128.0	84%	83.0	102.0	185.0	145%

LCD Capital Investment (Billions of yen; % change from preceding year)

Fiscal 2001				Fiscal 2002 (Forecast)	
1st half	2nd half	Total		Total	
6.0	3.7	9.7	18%	6.5	67%

April 26, 2002
Hitachi, Ltd.

Supplementary information for fiscal 2001, ended March 31, 2002 (Unconsolidated basis)

1. Summary

(Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)			
	(A)	(A)/ FY99	(B)	(B)/(A)	1st half of FY 2002	(note)	(C)	(C)/(B)
Net sales	4,015.8	106%	3,522.2	88%	1,450.0	82%	3,020.0	86%
Operating income(loss)	98.5	241%	(84.7)	-	15.0	-	60.0	-
Ordinary income(loss)	56.0	176%	(81.6)	-	15.0	-	50.0	-
Net income(loss)	40.1	338%	(252.6)	-	10.0	-	30.0	-
Dividend payout ratio (%)	92	-	-	-	-	-	-	-
Average exchange rate (yen / U.S.$)	112	-	124	-	130	-	130	-

Note: 1st half of FY 2002 / 1st half of FY 2001

	As of March 31, 2001	As of March 31, 2002	As of March 31, 2003 (Forecast)
Cash & cash equivalents, Short-term Investments (Billions of yen)	619.0	357.6	-
Interest-bearing debt (Billions of yen)	679.6	648.0	-
Number of employees	55,609	50,427	43,700

2. Sales by industry segment

(Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/ FY99	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	1,456.8	103%	1,408.9	97%		
Electronic Devices	892.2	119%	523.3	59%		
Power & Industrial Systems	1,130.9	105%	1,092.9	97%		
Digital Media & Consumer Products	535.7	101%	497.1	93%		
Total	4,015.8	106%	3,522.2	88%	3,020.0	86%

Notes: The Company has changed the industry segment classification starting from the year ended March 31, 2002. Figures for the year ended March 31, 2001 have been restated to reflect the reclassification.

3. Capital investment (Based on construction starts) (Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/ FY99	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	23.1	95%	18.5	80%		
Electronic Devices	132.2	142%	15.5	12%		
Power & Industrial Systems	30.2	111%	22.0	73%		
Digital Media & Consumer Products	9.0	138%	6.5	72%		
Other	11.0	122%	13.0	118%		
Total	205.5	128%	75.5	37%	80.0	106%

Notes: The Company has changed the industry segment classification starting from the year ended March 31, 2002. Figures for the year ended March 31, 2001 have been restated to reflect the reclassification.

4. Depreciation (note) (Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/ FY99	(B)	(B)/(A)	(C)	(C)/(B)
Depreciation	121.3	89%	116.7	96%	87.0	75%

Note: The figures do not include depreciation on leasing assets.

5. R&D expenditures (Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/ FY99	(B)	(B)/(A)	(C)	(C)/(B)
Total	305.6	102%	275.6	90%	230.0	83%
Percentage of net sales	7.6%	-	7.8%	-	7.6%	-

6. International procurement (Billions of yen)

	Fiscal 2000		Fiscal 2001		Fiscal 2002 (Forecast)	
	(A)	(A)/ FY99	(B)	(B)/(A)	(C)	(C)/(B)
International procurement	577.0	118%	499.0	86%	464.0	93%

HITACHI
Inspire the Next

NEWS RELEASE

FOR IMMEDIATE RELEASE

Contacts:

Yukiaki Ina
Hitachi,Ltd.
Public Relations
Tel:+81-3-3258-2056
yukiaki_ina@hdq.hitachi.co.jp

Atsushi Konno
Hitachi,Ltd.
Public Relations
Tel:+81-3-3258-2056
atsushi_konno@hdq.hitachi.co.jp

Hitachi Announces Board and Executive-Level Changes in Management

Tokyo, Japan, April 26, 2002 -- Hitachi, Ltd. (TSE: 6501) today announced executive-level changes in management for Directors and Administrative Officers. The changes were approved today at its meeting of the Board of Directors. The appointment of Directors is subject to approval at the Ordinary General Meeting of Shareholders to be held on June 26, 2002.

1) Changes in Directors, effective June 26, 2002.

New candidate for Directors

Newly-Appointed Senior Vice Presidents and Directors

Isao Ono, currently Senior Corporate Officer
Masaharu Sumikawa, currently Senior Corporate Officer

Resigning Directors

Toshihiko Odaka, currently Senior Vice President and Director, to be appointed Fellow of Hitachi, Ltd., effective June 26, 2002.
Kunio Hasegawa, Senior Vice President and Director, to be appointed President and Director, Hitachi Electronics Engineering Co., Ltd., effective June 27, 2002.

Board Change in Status

Katsukuni Hisano, currently Senior Vice President and Director, to be appointed President and Director, UNISIA JECS CORPORATION, effective June 27, 2002 and Director, Hitachi, Ltd.

2) Changes in Administrative Officers, effective June 27 or 28, 2002

Resigning Senior Corporate Officers and Corporate Officers, effective June 27, 2002

Takao Kato, currently Senior Corporate Officer, to be appointed Executive Managing Director, Hitachi Information Systems, Ltd., effective June 27, 2002.

Tomoharu Shimayama, currently Corporate Officer, to be appointed Executive Managing Director, Hitachi Plant Engineering & Construction Co., Ltd., effective June 27, 2002.

Toshiyuki Takaoka, currently Corporate Officer, to be appointed Executive Managing Director, Hitachi Transport System, Ltd., effective June 27, 2002.

Toshio Nakajima, currently Corporate Officer, to be appointed President and Director, Hitachi Distribution Software Co., Ltd., effective June 28, 2002.

- ### -

(Summary Translation)

Amended Extraordinary Report pursuant to Article 24-5.5 of the Securities and Exchange Law of Japan

April 26, 2002

Hitachi, Ltd.
Tokyo, Japan

1. Reason for Filing of Amended Extraordinary Report

Hitachi, Ltd.(the Company) determined at the meeting of its Board of Directors held on February 28, 2002 to account for restructuring charges etc. as extraordinary loss in the unconsolidated Statement of Income and as other deductions in the consolidated Statement of Income for the 133rd business term (from April 1, 2001 to March 31, 2002) and filed Extraordinary Report pursuant to Article 24-5, paragraph 4 of the Securities and Exchange Law of Japan and Article 19, paragraph 2, item 12 and 19 of the Ministerial Ordinance Concerning Corporate Disclosure etc. Since the contents of the restructuring charges etc. became definite due to the expiration of the business term, this Amended Extraordinary Report is filed pursuant to Article 24-5, paragraph 5 of the Securities and Exchange Law of Japan. The amended contents are as set forth below.

2. Amended Contents

(1) Restructuring Charge etc. in the Unconsolidated Statement of Income

a. Date of Relevant Event:

March 31, 2002

b. Particulars of Event and Effect on Income:

The Company accounted for an extraordinary loss of ¥90,251 million for the restructuring of its operations. The loss is due to the measures taken to integrate, reorganize and streamline its operations, including withdrawal from cathode ray tubes for PC monitors, restructuring of semiconductor business and digital media business in Europe. Included in this total are losses of ¥53,843 million for restructuring of subsidiaries, losses of ¥16,474 million on sale or disposal of property, plant and equipment and losses of ¥7,313 million on sale or disposal of inventories related to withdrawal from business.

In addition, the Company accounted for a charge of ¥108,768 million primarily for special termination benefits related to the early retirement plan of the Company and its subsidiaries, ¥76,144 million for impairment loss on investments in securities and investments in subsidiaries and affiliated companies, and losses of ¥43,722 million associated with revision of the Company's retirement benefit plan due to return of the substitutional portion of its Employees Pension Fund and introduction of the defined contribution pension plan.

(2) Restructuring Charge etc. in the Consolidated Statement of Income

a. Date of Relevant Event:

March 31, 2002

b. Particulars of Event and Effect on Income:

The Company posted a restructuring charge of ¥140,433 million as other deductions. In case the Company's ratio of ownership is taken into consideration, the loss would be ¥120,972 million. The particulars thereof are as set forth below:

(i) ¥18,496 million in Information & Telecommunication Systems

due to losses associated with streamlining of telecommunication systems business for the U.S. market, etc;

(ii) ¥73,859 million in Electronic Devices

due to losses associated with withdrawal from cathode ray tubes for PC monitors, which include losses from closedown of subsidiaries in Singapore and Malaysia and on sale or disposal of property, plant and equipment of the Company and its domestic subsidiary, and losses associated with sale, disposal or transfer of property, plant and equipment for reorganization of production centers in semiconductor business, etc;

(iii)¥17,735 million in Digital Media & Consumer Products

due to losses associated with closedown of overseas subsidiaries and streamlining and reorganization of sales network, etc;

(iv)¥14,080 million in High Functional Materials & Components

due to a restructuring charge, which Hitachi Metals, Ltd. posted, etc;

(v) ¥16,263 million in other segments.

In addition, the Company accounted for a charge of ¥185,105 million primarily for special termination benefits related to the early retirement plan and posted securities-related loss of ¥80,938 million. In case the Company's ratio of ownership is taken into consideration, the amounts would be ¥168,015 million and ¥78,186 million, respectively.